October 18, 2006

Jim Allegretto
Senior Assistant Chief Accountant
Division of Corporation Finance
U. S.  Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


RE:   J. C. Penney Company, Inc.
      Form 10-K for Fiscal year Ended January 28, 2006
      Filed April 6, 2006
      Form 10-Q for Fiscal Quarter Ended July 29, 2006
      File No. 1-15274


Dear Mr. Allegretto:

We are in receipt of your letter dated September 20, 2006 regarding the above-referenced filings for J. C. Penney Company, Inc. (the Company or JCPenney) and appreciate the SEC staff's efforts in the review process and in assisting us with enhancing the overall disclosures in our filings with the Commission.

The Company acknowledges its responsibility for the adequacy and accuracy of the disclosures in its filings. We further acknowledge that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To facilitate your review of our responses, we have included each SEC comment and provided our response below each one separately.

Form 10-K for Fiscal Year Ended  January 28, 2006
-------------------------------------------------

Management's Discussion and Analysis of Financial Position and Results...,
--------------------------------------------------------------------------------
page 12
--------

Strong Operating Performance, page 13
-------------------------------------

1. In future filings please include a reconciliation of the non-GAAP operating profit financial performance measure to the most directly comparable GAAP financial measure. Please refer to Item 10(e)(1)(i) of Regulation S-K. Also, we note that the operating profit non-GAAP measure excludes recurring items which is prohibited by

     Item 10(e) of Regulation S-K unless you are able to meet the burden of disclosing why the measure is useful to investors. Please refer to Item 10(e) of Regulation S-K and questions 9 and 10 of "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" issued June 13, 2003 and available on our website at www.sec.gov (hereinafter "the non-GAAP
                                          -----------
     FAQ"). In future filings please disclose:

     o The manner in which management uses the non-GAAP measure to conduct or evaluate the business;
     o The economic substance behind management's decision to use the measure;
     o The material limitations associated with the use of the non-GAAP financial measure as compared to the most directly comparable GAAP financial measure;
     o The manner in which management compensates for the limitations when using the non-GAAP financial measure; and
     o The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

     Response
     ---------

     In future filings, we will revise our definition of operating profit to include Real estate and other (income)/expense.

     For any non-GAAP financial measures that we include in future filings, we will reconcile it to the most directly comparable GAAP financial measure and will address each of the points included in your comment.

2. We note your disclosure regarding the computation of comparable department store sales in footnote (1) to the table of operating results from continuing operations on page 14. In future filings please revise to disclose how you treat department stores remodeled or expanded in your computation of comparable department store sales. Please similarly revise your disclosure regarding the computation of comparable department store sales throughout your filing.

     Response
     ---------
     In future filings, we will revise our definition of comparable store sales to explain that stores remodeled or minor expansions not requiring store closure would remain in the comparable store sales calculation.

  Sixth Consecutive Year of Positive Free Cash Flow, page 14
  ----------------------------------------------------------

3. In future filings please revise to disclose all material limitations of the non-GAAP free cash flow liquidity measure. Please also revise future filings to present net cash flows from operating, investing and financing activities from both continuing and discontinued operations when presenting the non-GAAP free cash flow liquidity measure. Please refer to questions 12 and 13 of the non-GAAP FAQ.

     Response
     ---------

     In future filings, we will revise our discussion of free cash flow to disclose limitations that we believe are material of the non-GAAP free cash flow liquidity measure.

     We will revise future filings to present net cash flows from operating, investing and financing activities from both continuing and discontinued operations when presenting the non-GAAP free cash flow liquidity measure.

Financial Leverage Metrics, page 24
-----------------------------------

4. Measures that are calculated differently from that of EBITDA described in SEC Release No. 33-8176, "Conditions for Use of Non-GAAP Financial Measures," should not be characterized as EBITDA. Please refer to SEC Release No. 33-8176 and question 14 in the non-GAAP FAQ. Please revise the title of the non-GAAP EBITDA measure in future filings to clearly identify the measure being used and all adjustments.

     Response
     ---------

     These ratios and the manner in which they are calculated are dictated by our 2005 Credit Facility agreement. Our purpose in presenting this ratio was to explain and provide clarity regarding the financial covenants that are required by our 2005 Credit Facility and the Company's level of compliance with such covenants. This disclosure was not intended to represent this ratio as a non-GAAP measure.

     We will revise future filings to label the measure as the Leverage Ratio, which is explicitly how it is referred to in our credit facility. We will present the Company's actual leverage ratio for the years presented compared to requirements of our 2005 Credit Facility agreement.

5. It appears that you use EBITDA and adjusted EBITDA as performance measures and liquidity measures. As such, in addition to the reconciliation of such non-GAAP measures to the most directly comparable GAAP financial performance measure, please revise future filings to reconcile to cash flows from operating activities of continuing and discontinued operations. Please also present cash flows from operating, investing and financing activities from continuing and discontinued operations together with the non-GAAP liquidity measures. In addition, please revise to reconcile EBITDA and adjusted EBITDA to net income as opposed to income from continuing operations before income taxes. Please refer to questions 12 and 15 of the non-GAAP FAQ. Further, since EBITDA and adjusted EBITDA exclude recurring items as discussed in question 8 of the non-GAAP FAQ, please revise future filings to disclose:

     o The manner in which management uses the non-GAAP measure to conduct or evaluate the business;
     o The economic substance behind management's decision to use the measures;
     o The material limitations associated with the use of the non-GAAP financial measures as compared to the most directly comparable GAAP financial measures;

     o The manner in which management compensates for the limitations when using the non-GAAP financial measures; and
     o The substantive reasons why management believes the non-GAAP financial measures provide useful information to investors.

     Response
     ---------

     Our purpose in presenting this ratio was not to represent it as a non-GAAP measure that management uses, but rather, to explain the financial covenants that are required by our 2005 Credit Facility and the Company's level of compliance with such covenants. These ratios and the manner in which they are calculated are dictated by the 2005 Credit Facility agreement.

     We will delete the table on page 25 from future filings. As noted in response to Comment #4 above, we will revise future filings to label the measure as the Leverage Ratio, which is explicitly how it is referred to in our credit facility. We will present the Company's actual leverage ratio for the years presented compared to requirements of our 2005 Credit Facility agreement.

Controls and Procedures, page 50
--------------------------------

6. You state that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective for the purpose of ensuring that material information required to be included in the report is made known to them by others on a timely basis. In future filings, please revise to clarify, if true, that your principal executive officer and principal financial officer concluded disclosure controls and procedures are effective to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified and is accumulated and communicated to management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. Please refer to the definition of disclosure controls and procedures in Exchange Act Rule 13a-15 (e).

     Response
     ---------

     We will revise the language in future filings, as requested.

Consolidated Balance Sheets, page F-4
--------------------------------------

7. In future filings, please separately disclose the amounts for common stock and additional paid-in capital in accordance with paragraphs 30 and 31 of Rule 5-02 of Regulation S-X. In doing so, please also revise the consolidated statements of stockholders' equity to reflect each caption of stockholders' equity presented in the consolidated balance sheets. Please refer to Rule 3-04 of Regulation S-X.

     Response
     ---------

     In future filings, we will separately disclose the amounts for common stock and additional paid-in capital on the balance sheet. We will also revise the statements of stockholders' equity to reflect each caption of stockholders' equity presented in the consolidated balance sheets.

Notes to Consolidated Financial Statements
-------------------------------------------

8. We note your disclosure on page 18 that department store sales reflect increases in all merchandise divisions led by family footwear, women's accessories, fine jewelry and children's apparel. Please disclose revenues for each merchandise division in future filings or tell us why disclosure of revenues for each merchandise division is not required by paragraph 37 of SFAS 131.

     Response
     ---------

     We are refining our reporting process to include the allocation of all corporate adjustments, such as sales returns and allowances, to capture net sales by merchandise category for the enterprise. Beginning with the Form 10-K for fiscal 2006, we plan to present a breakdown of net sales by merchandise category, and service sales, as a percent of total sales. We have noted that when there is disclosure of category sales this is the form commonly used in the retail industry.

Note 1) Summary of Significant Accounting Policies, page F-7
------------------------------------------------------------
Basis of Presentation, page F-7
-------------------------------

9. Please tell us how you account for the investments in partnerships disclosed in Note 20. In doing so, please provide us with a summary of your general partner and limited partner ownership interests in the partnerships indicating partnership interests that are accounted for using the cost or equity methods and the partnerships that are consolidated. Please also tell us the facts and circumstances that support your accounting treatment with reference to APB 18, ARB 51, EITF 00-1 and EITF 04-5.

     Response
     ---------

     By way of background, during the late 1970s and early 1980s shopping mall developers offered investment in ownership interests in mall partnerships as an incentive to large retailers, including JCPenney, to agree to be an anchor mall tenant. At the peak of this trend, JCPenney had over one hundred such ownership interests in mall partnerships. These have decreased over time as over the past ten to fifteen years, the majority of these partnerships have been converted into Real Estate Investment Trusts. Currently, we have remaining interests in only 14 partnerships that own regional mall properties, six as general partner and eight as limited partner.

     Generally, the Company's interest in these partnerships ranges from 20 percent to 50 percent, and in no case does the Company's ownership interest exceed 50%. In accordance with the partnership agreements, a managing partner, not affiliated with JCPenney, runs and controls the day-to-day operations of the properties. As a result, in accordance with EITF Issue No. 00-1,"Investor Balance Sheet and Income Statement Display under the Equity method for Investments in Certain Partnerships and Other Ventures", EITF Issue No. 04-5, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights", and paragraph 3 of ARB 51: Consolidated Financial Statements," these partnerships are not consolidated.

     Accordingly, all of these partnerships are accounted for using the equity method of accounting in accordance with paragraph 17 of APB 18.

     JCPenney does not have any commitments or guarantees related to the above investments other than those that were disclosed in the notes to the consolidated financial statements included in the Form 10-K for the fiscal year ended January 28, 2006. Mortgages on the general partnership interests are non-recourse to JCPenney, and are collateralized by the underlying real estate properties. The estimated market value of the underlying properties significantly exceeds the outstanding mortgage loans and loan guarantee. The Company does not directly guarantee any of the real estate mortgages. As a result, management does not believe that any potential financial exposure related to this guarantee would have a material impact on the Company's financial position or results of operations.

10. Please confirm to us and disclose in future filings, if true, that the holding company has no independent assets or operations. Otherwise, please provide the condensed consolidating financial statements required by Rule 3-10(c) of Regulation S-X.

     Response
     ---------

     We confirm that the holding company has no independent assets or operations. In previous quarterly filings, beginning with the Form 10-K for the fiscal year ending January 27, 2002, the effective date of the change, through the third fiscal quarter of 2004 we included in Note 1 a discussion of the change in the Company's corporate structure, including that the holding company has no independent assets or operations.

     We will reinstate this disclosure to comply with Rule 3-10(c) of Regulation S-X.

Gift Card Revenue Recognition, page F-8
---------------------------------------

11. Please tell us your basis for classifying revenue recognized on unredeemed gift cards as a reduction of selling, general and administrative expenses. It appears that revenue classification would be more appropriate given that gift card breakage represents an adjustment of selling prices. In addition, please tell us the amount of gift card breakage recognized for each year presented. In future filings, if the amount of gift card breakage recognized has a material effect on changes in income between years reported, please include appropriate disclosures in Management's Discussion and Analysis of Financial Condition and Results of Operations.

     Response
     ---------

     We note that there is diversity in practice regarding classification of gift card breakage, and with limited disclosures in this area it is difficult to determine where gift card breakage is recorded in many registrants' filings.

     As we established our policy of accounting for gift cards and related breakage, we considered the various classification possibilities, including recording breakage as revenue, and concluded that, for our facts and circumstances, classifying gift card breakage in SG&A expenses was the most appropriate classification. Supporting our view was the fact that gift card breakage could be used to offset the costs of administering the gift card program, which are also recorded in SG&A expenses. We recognized $12 million, $3 million and $0 million of gift card breakage in 2005, 2004 and 2003, respectively. The costs to administer the gift card program were approximately $15 million, $15 million and $14 million in 2005, 2004 and 2003, respectively. In order to provide some perspective of the level of magnitude on the consolidated financial statements, total SG&A expenses were $5,799 million in 2005, $5,702 million in 2004 and $5,729 million in 2003. Additionally, recording gift card breakage as revenue does not have an associated cost of sales as no inventory has left the warehouses or stores, thereby unrealistically inflating gross margins.

     We first recognized breakage in 2004 concurrently with our initial escheatment to the state of Delaware. Our gift card program was initiated in the second half of 1999, resulting in a smaller amount being escheated in 2004, versus the amount escheated in 2005, which was from gift cards sold during all of 2000 not yet redeemed after 60 months. As disclosed in our accounting policy footnote on page F-8, our timing of recording breakage corresponds to our settlement of unused gift cards with the state of Delaware, which is tied to sales rather than last customer contact. This settlement occurs five years after the original gift card sale. To the extent that there is remaining breakage after settlement with Delaware, that breakage is recorded as a reduction of SG&A expenses, at which point the Company has no remaining obligation.

     If, in the future, the amount of gift card breakage has a material effect on changes in income between years reported, we will include appropriate disclosure in Management's Discussion and Analysis of Financial Condition and Results of Operations.


Note 3) Capital Structure Repositioning, page F-21
---------------------------------------------------
Common Stock Outstanding, page F-22
-----------------------------------

12. In future filings, please disclose changes in the number of outstanding shares of common stock for each period for which an income statement is required. Please refer to Rule 3-04 of Regulation S-X.

     Response
     ---------

     Our presentation of one year of changes in the number of shares of equity securities was based on reference to APB Opinion No. 12, paragraph 10, as referenced in the accounting disclosure checklist that we utilize. In our review of Rule 3-04 of Regulation S-X, it did not appear to address shares, but rather the components of stockholders' equity.

     We will revise future filings to include changes in the number of outstanding shares of common stock for each period for which an income statement is required.

Note 22) Quarterly Results of Operations (Unaudited), page F-44
---------------------------------------------------------------

13. It appears that comparable department store sales and direct sales percentage increases and decreases and operating profit are non-GAAP financial measures that should not be presented in the financial statements unless the measures are required or expressly permitted by GAAP. Please remove these non-GAAP measures in future filings or tell us your basis in GAAP for presenting these financial measures in your financial statements. Please refer to Item 10(e) of Regulation S-K.

     Response
     ---------

     In future filings, we will exclude comparable department store sales and direct sales percentage increases and decreases and operating profit from the quarterly results of operations table in the footnotes to the consolidated financial statements.

Exhibits 31.1 and 31.2
----------------------

14. In future filings please remove the titles of your chief executive officer and chief financial officer from the introductory paragraphs of the certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K. Please confirm to us that the inclusion of the titles of your chief executive officer and chief financial officer was not intended to limit the capacity in which such individuals provided the certifications.

     Response
     ---------

     In future filings, we will remove the titles of our chief executive officer and chief financial officer from the introductory paragraphs of the certifications.

     We confirm that the inclusion of the titles of our chief executive officer and chief financial officer was not intended to limit the capacity in which such individuals provided the certifications.

Form 10-Q for Fiscal Quarter Ended July 29, 2006
-------------------------------------------------

15.  Please address the comments above in your Forms 10-Q as well.

     Response
     ---------

     In future filings, except as noted in response to comment 8, we will include all revisions resulting from the above comments in our Forms 10-Q, as appropriate for interim filings.

We look forward to working with you to address your comments and welcome any questions or additional comments you may have after reviewing our responses. The Company remains committed to continuously improving the transparency of its financial reporting, by providing investors with informative financial disclosures and presenting an accurate view of the Company's financial position and operating results to permit all users of our financial statements to make informed decisions.


Please   contact  Sal  Saggese,   Chief   Accountant,   at  (972)   431-2204  or
ssaggese@jcpenney.com  with any specific  questions on our responses  related to
---------------------
the financial statements and related items or Salil Virkar, Senior Managing Counsel, at (972) 431-1211 or svirkar@jcpenney.com with any other questions.
                              --------------------


Respectfully,

/s/ Robert B. Cavanaugh

Robert B. Cavanaugh
Executive Vice President and Chief Financial Officer
J. C. Penney Company, Inc.